Exhibit 99.1

Nisun International Cooperates with Cangzhou China Railway Equipment Manufacturing Materials Co., Ltd. to Facilitate a Coal Product Supply Chain Demand

SHANGHAI, October 12, 2021 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced Fanlunke Supply Chain Management (Shanghai) Co., Ltd. (“Fanlunke”), a subsidiary of Fintech (Shanghai) Digital Technology Co., Ltd. and a controlled affiliate of the Company, has entered into a supply chain service agreement with Cangzhou China Railway Equipment Manufacturing Materials Co. (“Cangzhou Railway”). Under the agreement, Fanlunke will provide supply chain services to Cangzhou Railway to help meet demand for coal products.

Nisun will leverage its core supply chain management capabilities to provide various services, including transactional promotion, pricing analysis and determination, logistics guarantee, market guidance, payment settlement and financing, to the upstream and downstream enterprises of the coal supply chain, which includes Cangzhou Railway. As one of the key enterprises of the “Twelfth Five-Year Plan” in Hebei Province, Cangzhou Railway has accumulated tremendous industry resources and information to help reduce operational enterprise costs. Through this cooperation, Cangzhou Railway will play an important role to help Nisun more efficiently supervise and control flows of commerce, cargo, information, and capital, moving coal commodities and supply chain operational processes to improve management systems. The cooperation between the two parties will establish a strong impetus for Nisun’s supply chain business capabilities in the coal sector.

The coal supply chain holds great potential for future development and market prospects, making it an important area to facilitate industry transformation and poverty reduction. Using the coal market’s current conditions and industry-finance integration as a starting point, Nisun will strengthen and improve its management capabilities to enhance the core value and credit quality of the coal supply chain. At the same time, Nisun will promote the high-end, differentiated development of the industrial chain through innovative incubation while cultivating of new projects and business models.

Founded in 2006, Cangzhou China Railway Equipment Manufacturing Materials Co., Ltd. is located in the important economic growth zone of the Beijing-Tianjin-Rim and Bohai Economic Rim-Bohai New District, Cangzhou. With a unique geographical location in Hebai Province, Cangzhou Railway is an important strip for hot-rolled production base in northern China and the first set of iron and steel enterprises in Hebei Province to pass the review by China’s Ministry of Industry and Information Technology. As the Bohai New District develops, Cangzhou Railway has quickly evolved into a comprehensive, large-scale joint enterprise for iron and steel, integrating industries of coal chemicals, sintering, ironwork, steelwork, steel-rolling, waste heat and gas pressure power generation, and sewage treatment projects. Home to large-scale iron and steel enterprise group, the Hebei Province serves as a strong base for development efforts to help carry out the "Twelfth Five-Year Plan.". Cangzhou Railway possesses a complete quality, energy and environmental protection management system.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries and controlled companies, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-nasdaq.com/index.html.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd
Investor Relations
Tel: +86 (21) 2357-0055
Email: ir@cnisun.com

ICR, LLC
Tel: +1 203 682 8233
Email: nisun@icrinc.com